Great Lakes Underwriting Syndicate Members

Banc of America Securities LLC
Lehman Brothers Inc.
Credit Suisse
Cantor Fitzgerald & Co.
Lazard Capital Markets
Morgan Joseph
ABN Amro Rothschild LLC